March 20, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 26, 2008
File No. 1-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange commission on behalf of SunLink Health Systems, Inc. (the “Company”) this response to your letter dated March 12, 2009 with respect to your comment on one item in the Company’s Form 10-K for the fiscal year ended June 30, 2008 pursuant to your review thereof.

Notes to Consolidated Financial Statements

10. Shareholders Equity

Employee and Directors Stock Option Plans, F-20

1.	Please explain to us how you arrived at estimated volatility assumptions of 33%, 28%, and 46% used for grants made in 2008, 2007 and 2006, respectively, and the reason for the significant decrease from 46% in 200[6] to 28% used in 2007.

* * *

1.

The estimated volatility assumptions are calculated as the weighted average of the annualized historical volatilities used in the Black Scholes option pricing model to calculate the fair value of each share option for the options issued under the Company’s stock option plans for the fiscal year. The 46% estimated volatility used for fiscal 2006 grants resulted primarily from the 46.49% volatility calculated for the 250,000 share options issued in November 2005. The Company’s trading price per share rose from

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

March 20, 2009

$2.85 per share to $9.41 for the period used to calculate the annualized historical volatility. The trading price per share was affected by an October 2005 unsolicited acquisition proposal offer from a third party to acquire the Company at a $10.25 price per share of common stock. This acquisition proposal ultimately was not successful but the Company’s evaluation process for the offer was not concluded until December 2006. In fiscal 2007, there were two issuance dates for share options in February and May 2007. The weighted average annualized historical volatility of the options issued was 28%. During the 15 and 18 month periods from November 2005 to February 2007 and May 2007, respectively, the Company’s trading price per common share had less volatility after the unsolicited take-over offer was made due to the length of the evaluation period discussed earlier. This resulted in the 28% used for volatility assumption for the grants made in fiscal 2007.

Closing Comments

Attached to this letter is a Tandy letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:apm

cc:	Mark J. Stockslager, SunLink
Robert M. Thornton, SunLink
Howard E. Turner, Esq.

[SUNLINK HEALTH SYSTEMS, INC. LETTERHEAD]

March 20, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 26, 2008
File No. 1-12607

Dear Mr. Rosenberg:

In response to the Staff’s request in your letter dated March 12, 2009, SunLink Health Systems, Inc. (the “Company”) hereby acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark J. Stockslager
Mark J. Stockslager
Chief Financial Officer